UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

MATERIAL EVENT

(Santiago, Chile, December 13, 2017) – Compañía Cervecerías Unidas S.A. (“CCU”), on December 7, 2017, communicated by means of a material event that CCU, through its subsidiary CCU Inversiones S.A. (“CCU Inversiones”), placed on the Santiago Stock Exchange a purchase order for shares of Viña San Pedro Tarapacá S.A. ("VSPT"), which was accepted on the same date for 1,000,000,000 shares (the "Shares").

Herein, we complement the material event published on December 7, 2017, informing that on December 12, 2017, CCU Inversiones acquired the Shares, due to the fact that on such date (December 12, 2017) the parties executed the respective transfer of the Shares and the price was paid.

Notwithstanding the fact that it was already mentioned in the material event of December 7, 2017, this causes CCU to possess indirectly, through CCU Inversiones, a quantity equal to or in excess of 2/3 of the shares of VSPT, and therefore subject to the legal obligation contained in article 199 bis of Law N°18,045 (Securities Exchange Act), to make a Public Offering for the remaining shares of VSPT, under the terms and conditions established in such regulation.

CCU will carry out all pertinent arrangements in order to comply, in a timely manner, with the applicable legal regulation.

CCU is a diversified beverage company operating in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the larg est Chilean brewer, the second-largest Chilean carbonated soft drinks producer, the largest Chilean water and nectar producer, and the largest pisco producer. It is the second-largest Argentine brewer, and participates in the beer, water and soft drinks industries in Uruguay, Paraguay and Bolivia, and in the beer industry in Colombia. It is one of the largest Chilean wine producers, and the second-largest Chilean wine exporter. The Company´s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Watt´s S.A., and Coors Brewing Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: December 13, 2017